October 5, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Linda Cvrkel, Branch Chief
John Stickel
Claire Erlanger

Re:	Travelstar, Inc. (formerly “Joystar, Inc.”)
Registration Statement on Form SB-2
Filed December 19, 2006 (File No. 333-139461)

Dear Ms. Cvrkel:

On behalf of Travelstar, Inc. (formerly “Joystar, Inc.”) (“Travelstar” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filings as set forth in the comment letter of July 24, 2007. In addition to the Company's Amendment No. 3 to Registration Statement on Form SB-2 filed on October 4, 2007, the Company intends to file an Amendment No. 2 to Form 10-KSB for the year ending December 31, 2006, originally filed April 27, 2007.

Amendment 2 to Form SB-2

Management’s Discussion and Analysis, page 23

1.
Please expand your liquidity discussion to cover both the interim period ended March 31, 2007 and the two-year period covered by the audited financial statements, using period-to-period comparisons or any other format to enhance the reader’s understanding. Refer to Item 303(b) of Regulation S-B.

Response: The Company’s Amendment No.3 to Registration Statement of Form SB-2 includes the financial statements for the interim period ended June 30, 2007. The Company has expanded its liquidity discussion to cover both the interim period and the year two-year period covered by the audited financial statements in accordance with the Commission’s comment.

Interim Financial Statements for the three months ended March 31 2007

2.	Please revise to clearly disclose that all financial statements as of and for the three months ended March 31, 2007 and March 31, 2006 are “unaudited”.

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Response: The Company’s Amendment No.3 to Registration Statement of Form SB-2 includes the financial statements for the interim period ended June 30, 2007. The Company has revised its interim financial statements as of and for the three and six months ended June 30, 2007, to include the disclosure requested by the Commission.

3.  We note from your statement of operations for the three month periods ended March 31, 2007 and 2006 that the change in the fair value of your outstanding warrants resulted in a gain of $1,437,264 for the three months ended March 31, 2007 versus a loss of $940,502 for the three months ended March 3 1, 2006. Please revise MD&A and the notes to your interim financial statements to discuss the factors responsible for the significant change in the fair value of your warrants during the three months ended March 31, 2007 as compared to the comparable period of the prior year.

Response: The Company’s Amendment No.3 to Registration Statement of Form SB-2 includes the financial statements for the interim period ended June 30, 2007. The Company has revised its MD&A and the notes to the interim financial statements in accordance with the Commission’s comment.

Statements of Cash Flows as of March 31, 2007

4. We note your presentation of stock issued for deferred compensation as a “non-cash add in” under net cash provided by financing activities on the face of the statements of cash flows. Please revise to include this amount under “adjustments to reconcile net loss to net cash used in operating activities” on the face of the statements of cash flows.

Response: The Company’s Amendment No.3 to Registration Statement of Form SB-2 includes the financial statements for the interim period ended June 30, 2007. The Company has revised its statements of cash flows in the interim financial statements in accordance with the Commission’s comment.

Notes to the unaudited Interim Financial Statements

-General

5. Please revise your notes to the financial statements to include disclosure of the June 2007 amendment of the Articles of Incorporation that changed the name of the Company from Joystar, Inc. to Travelstar, Inc. and increased authorized capital from 50,000,000 shares of common stock to 200,000,00 shares of common stock as a subsequent event.

Response: The Company’s Amendment No.3 to Registration Statement of Form SB-2 includes the financial statements for the interim period ended June 30, 2007. The Company’s notes to the interim financial statements include the disclosure requested by the Commission’s comment. Please see Note 5.

Notes to the Audited Financial Statements

Note 2 Significant Accounting Policies

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- Revenue Recognition, page F-7

6. We note from your response to our prior comment 4 that you recognize override revenue and co—op marketing revenue based on an estimate of your attainment of various threshold levels of sales. However, we continue to believe that because this revenue is contingent on producing a certain level of bookings or sales, revenue should he recorded either upon final measurement, or recognized for the amount of the contingent payment that would be due under the agreement at any point in time (e.g., end of reporting period) as if the agreement was terminated at that date, provided the amount is realizable, See EITF Topic D-96. If the amount of override and co-op marketing revenue is material, please revise to recognize revenue in accordance with EITF Topic D-96.

Response: The Company has revised Note 2 to the audited financial statements to reflect that, in the years ending December 31, 2006, and December 31, 2005, the Company recognized override revenues based on the actual, not estimated or projected, attainment of various supplier production goals. In addition, as of January 2007, the Company has revised its revenue recognition policy such that it only recognizes override revenues based on either receipt of funds or notification from the travel supplier that the override has been earned. Please see Note 2 to the interim financial statements.

-Accrued Liability Related to Warrants and Stock Purchase Rights

7. We note your response to our prior comment number 7 and the disclosures that have been provided in Note 2 to your financial statements which indicates that outstanding stock options have been excluded from the calculation of your derivative liability because of the guidance in FSP FAS 123R-1. While we agree that stock options issued to employees in exchange for past or future services that are subject to SFAS No.123R or that became subject to SFAS No. 123R upon adoption should continue to be subject to the recognition and measurement provisions of’ SFAS No. 123R throughout the life of the instrument, unless its terms are modified when the holder is not longer an employee, we are still unclear as to why you have not accounted for stock options issued to employees as liabilities pursuant to the guidance in paragraph 32 of SFAS No. 123R. Since you do not have an adequate number of authorized shares to satisfy outstanding options and warrants at December 31, 2006 and March 31, 2007, it appears you could be required to settle your outstanding options by transferring cash or other assets to the option holders in settlement of the options. As a result, it appears they should be accounted for as liabilities in accordance with the guidance in SFAS No.123R.

Response: The Company has revised the audited financial statements and Note 2 to account for the stock options issued to employees as liabilities in accordance with the Commission’s comment.

Note 5. Capital Stock

Common Stock

8. We note from your response to our prior comment 8 that you revised Note 5 to include disclosure of the warrants issued during 2006. However, we do not believe that your revised disclosure adequately addresses our previous comment. As previously requested, for each of the transactions in

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which warrants were issued during 2006, please disclose the nature of the consideration received for the warrants and the related accounting treatment used.

Response: The Company has revised Note 5 to the audited financial statements to disclose the nature of the consideration received and the related accounting treatment in accordance with the Commission’s comment.

9. We note from your response to our prior comment 9 that shares issued for services during 2006 were valued based on the closing stock price on the day the shares were issued. Please explain to us why it appears that for each transaction in which stock was issued for services, the fair value of the stock issued for services is higher than the value of stock issued for cash in the same period. We would expect that the closing stock price on the day the shares were issued for services would approximate the price of stock issued for cash during the same period. Also, please revise Note 5 to disclose how the value of the stock issued in non-cash transactions during 2006 was calculated or determined. Additionally, please tell us how you valued the 82,439 common shares issued for services during the three months ended September 30, 2006 for a total of $69,394, plus deferred compensation of $54,000. The stock valued in this transaction appears to be approximately $1.50 per share which is significantly higher than in any other transaction during this time.

Response: For each transaction in which stock was issued for services, the fair value of the stock issued for services is higher than the value of the stock issued for cash in the same period because the shares issued for services were valued based on the market price, whereas the shares issued for cash were valued based on the privately negotiated sale price of such shares sold to the investors in the private placement. The Company has revised Note 5 to disclose that the shares issued for services in 2006 were valued based on the closing stock price on the day the shares were issued, in accordance with the Commission’s comment. The 82,439 shares issued for services during the three months ended September 30, 2006, were issued for a total of $69,394. The reference to deferred compensation of $54,000 is unrelated to the 82,439 shares issued for services. Rather, the deferred compensation of $54,000 represents the recognition of a deferred compensation expense for shares previously issued. The Company has revised Note 5 to the audited financial statements to clarify accordingly.

Updated Financial Statements

10. The financial statements should he updated, as necessary to comply with Rule 3-10(g) of Regulation SB at the effective date of the registration statement.

Response: The financial statements included in the Company’s Amendment No. 3 to Registration Statement on Form SB-2 have been updated in accordance with the Commission’s comment.

11. Provide a currently dated consent from the independent public accountant in the next amendment.

Response:  The Company has provided a currently dated consent from the Company’s independent public accountant in accordance with the Commission’s comment.

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Very Truly Yours,

/s/ Richard A. Friedman

Richard A. Friedman

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
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